Henderson Group plc

201 Bishopsgate
EC2M 3AE

United Kingdom

March 20, 2017

VIA EDGAR

Jessica Livingston

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Henderson Group plc

Registration Statement on Form F-4

Filed on March 20, 2017, as amended

File No. 333-216824

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Henderson Group plc (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 P.M. on Tuesday, March 21, 2017, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•                       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                       the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Roger Thompson
Name: Roger Thompson
Title: Executive Director and Chief Financial Officer

cc:                         Freshfields Bruckhaus Deringer US LLP

Skadden Arps, Slate, Meagher & Flom LLP